UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-54154
CUSIP NUMBER:	360750 10 3

(Check One):	[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	October 31, 2013

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

FULUCAI PRODUCTIONS LTD.
Full Name of Registrant

Former Name if Applicable

Suite 1250, 639 – 5 Avenue SW,
Address of Principal Executive Office (Street and Number)

Calgary, Alberta, Canada T2P 0M9
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the six month period ended October 31, 2013 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  Certain events and activities during and subsequent to the end of the reporting period required the reallocation of time normally used for the preparation of the report.  The financial statements will not be finalized in time to meet the filing deadline of December 16, 2013.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Mohammed Fazil	(403)	613-7310
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

	Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

	Yes [ X] No [ ]
We anticipate the following results of operations:

Our operating losses for the three months ended October 31, 2013 increased by approximately $250,000 as compared to the prior comparable six month period ended October 31, 2012 due to the acquisition of certain oil and gas assets and increased operations related to finalizing the acquisition. For the three months ended October 31, 2013 our operating loss totaled approximately $260,000 as compared to an operating loss of $7,449 for the three month period ended October 31, 2012. Depreciation remained constant, however professional fees, which includes legal and audit fees, increased to approximately $13,500 for the three months ended October 31, 2013 as compared to $3,285 for the three months ended October 31, 2012, while general office administrative expenses increased to approximately $25,500 for the three months ended October 31, 2013 as compared to $2,289 for the three months ended October 31, 2012. We also incurred management fees of $30,000 in the current three month period, and expenses related to stock based compensation to management in the approximate amount of $190,000 with no comparable expenditures in the three months ended October 31, 2012. Net losses increased substantially to approximately $261,000 for the three months ended October 31, 2013 as compared to a net loss of $7,572 for the three months ended October 31, 2012. Net losses for the cumulative six month period ended October 31, 2013 are expected to total approximately $285,000 as compared to $26,687 in the prior comparative period ended October 31, 2012.

FULUCAI PRODUCTIONS LTD.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	December 16, 2013	By:	/s/ Mohammad Fazil
		Name:	Mohammad Fazil
		Title:	President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary and Director

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).